[redacted]

SEC
Mail Processing
Section

MAR - 5 2012

Washington, DC
121

SECUR 12014352 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

8-44963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 AND ENDING DECEMBER 31, 2011

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gardnyr Michael Capital, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 North Water Street, Suite 15265
(No. and Street)

Mobile	Alabama	36602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pfilip G. Hunt, Jr., President 251-342-6384
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name - *if individual state last, first, middle name*)

420 South Orange Avenue, Suite 500	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/15

OATH OR AFFIRMATION

I, Pfilip G. Hunt, Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Gardnyr Michael Capital, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARDNYR MICHAEL CAPITAL, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2011

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

We have audited the accompanying statement of financial condition of Gardnyr Michael Capital, Inc. ("the Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gardnyr Michael Capital, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Orlando, Florida
February 23, 2012

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS		
Cash and Cash Equivalents	$	2,330,264
Commissions Receivable		893,834
Prepaid Expenses		35,468
Due from Employee		13,667
Due from Stockholder		2,500
Property and Equipment, Net		112,923
Other Assets		6,068
Total Assets	$	3,394,724

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	$	566,763
Note Payable		11,131
Due to Stockholder		1,289
Total Liabilities		579,183
CONTINGENCY		
STOCKHOLDER'S EQUITY		
Common Stock; $1 Par Value; 50,000 Shares Authorized 2,000 Shares Issued and Outstanding		2,000
Paid-In Capital		301,527
Retained Earnings		2,512,014
Total Stockholder's Equity		2,815,541
Total Liabilities and Stockholder's Equity	$	3,394,724

See accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUES	
Underwriting Income	$ 436,084
Trading Income	8,260,202
Miscellaneous Income	136,004
Financial and Investment Advisory Fees	19,755
Total Revenues	8,852,045
EXPENSES	
Commissions	3,433,114
Employee Compensation and Benefits	2,369,105
Professional Fees	1,068,210
Clearing Charges	711,076
General and Administrative	666,482
Interest Expense	3,145
Regulatory Dues and Assessments	2,591
Total Expenses	8,253,723
INCOME FROM OPERATIONS	598,322
OTHER INCOME (EXPENSE)	
Interest and Dividend Income	321,833
Gain on Sales of Investments in Marketable Securities	8,555
Loss on Sale of Fixed Assets	(3,262)
Other Income (Expense), Net	327,126
NET INCOME	$ 925,448

See accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
BALANCE, JANUARY 1, 2011	$ 2,000	$ 301,527	$ 18,811	$ 2,186,566	$ 2,508,904
COMPREHENSIVE INCOME					
Net Income	-	-	-	925,448	925,448
Other Comprehensive Income:					
Net Unrealized Holdings Losses Arising During the Period	-	-	(10,256)	-	(10,256)
Less: Reclassification Adjustment for Gains Realized in Current Year Net Income	-	-	(8,555)	-	(8,555)
Total Other Comprehensive Income					906,637
Stockholder Distributions	-	-	-	(600,000)	(600,000)
BALANCE, DECEMBER 31, 2011	$ 2,000	$ 301,527	$ -	$ 2,512,014	$ 2,815,541

See accompanying Notes to Financial Statements.

GARDNYR MICHAEL CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received from Customers	$ 8,598,106
Cash Paid for Operating Expenses	(7,963,509)
Interest Paid	(3,145)
Interest and Dividends Received	321,833
Net Cash Provided by Operating Activities	953,285
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sales of Investments in Marketable Securities	260,702
Repayments Received on Employee Advances	3,333
Purchases of Property and Equipment	(9,730)
Net Cash Provided by Investing Activities	254,305
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of Borrowings	(8,995)
Stockholder Distributions	(600,000)
Net Cash Used by Financing Activities	(608,995)
NET CHANGE IN CASH AND CASH EQUIVALENTS	598,595
Cash and Cash Equivalents - Beginning of Year	1,731,669
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,330,264
RECONCILIATION OF NET INCOME TO NET CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 925,448
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activities:	
Depreciation Expense	32,791
Gain on Sales of Investments in Marketable Securities	(8,555)
Loss on Sale of Fixed Assets	3,262
Change in Commissions Receivable	(253,939)
Change in Prepaid Expenses	(18,446)
Change in Other Assets	2,070
Change in Accounts Payable and Accrued Expenses	270,654
Total Adjustments	27,837
Net Cash Provided by Operating Activities	$ 953,285

NONCASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2011, the Company sold a vehicle to an employee in exchange for a note receivable in the amount of $17,000.

See accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Gardnyr Michael Capital, Inc. ("the Company") is an underwriter, financial advisor, broker/dealer, and secondary trader in municipal securities, U.S. agency securities, mutual funds, and equity securities. The Company utilizes a clearing bank for the clearance and settlement of transactions. The Company is licensed in Alabama, Florida, Georgia, New York, and North Carolina.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.

Commissions Receivable

Commissions receivable are stated net of an allowance for doubtful accounts, if any. The Company estimates the allowance for doubtful accounts based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. Accounts are considered past due when payments of amounts due are not made in accordance with the terms of the deal. Accounts are written off upon management's determination that such amounts are uncollectible. There was no allowance as of December 31, 2011.

Property and Equipment

Property and equipment is stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the respective assets.

Revenue Recognition

Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis. The Company records commissions earned from certain broker/dealer transactions when received where the commission earned is not readily determinable at the close of a reporting period. Underwriting fees are recorded at the time the underwriting is complete and the income is reasonably determinable. Financial and investment advisory fees are recorded as the services are performed.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs are included in "general and administrative" expenses in the accompanying financial statements and amounted to $10,195 for the year ended December 31, 2011.

Income Taxes

The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholder. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company adopted the income tax standard for uncertain tax positions and determined it has no uncertain tax positions as of December 31, 2011. The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "general and administrative" expenses in the accompanying financial statements.

The Company files income tax returns in the United States federal jurisdiction and certain state and local jurisdictions. The Company is generally not subject to United States federal, state and local income tax examinations by tax authorities for years prior to 2008, with certain exceptions as described in the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2012 the date the financial statements were available to be issued.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

Office Equipment	$	201,800
Vehicles		103,461
Total Property and Equipment		305,261
Less: Accumulated Depreciation		(192,338)
Property and Equipment, Net	$	112,923

Depreciation expense for the year ended December 31, 2011, amounted to $32,791.

NOTE 3 NOTE PAYABLE

Note payable consisted of a note payable to a bank, due in monthly installments of $390, including interest at 5.99%. The note is collateralized by a vehicle and matures December 2015.

Future maturities of the note payable are as follows:

Year Ending December 31,	Amount	
2012	$	3,788
2013	$	4,021
2014	$	3,322

NOTE 4 OPERATING LEASES

The Company is obligated under certain noncancellable operating leases for office space that expire at varying dates through September 2018. The future minimum lease payments under these leases are as follows:

Year Ending December 31,	Amount	
2012	$	52,935
2013	$	48,636
2014	$	49,041
2015	$	50,257
2016	$	50,500
Thereafter	$	89,652

Rent expense and related charges for these and other short-term leases amounted to $173,691 for the year ended December 31, 2011.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the above rule, not exceed 15 to 1.

At December 31, 2011, the Company had net capital of $2,644,915 which was $2,544,915 in excess of its required net capital of $100,000. The Company's net capital ratio is .2190 to 1 at December 31, 2011.

In addition, rule 15c3-1(d) also provides that the ratio of the subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2011.

NOTE 6 CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2011.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company leases certain office space under an operating lease from Hawk, LLC, a limited liability company, of which the Company's stockholder is a member. During the year ended December 31, 2011, the Company paid $23,674 in lease payments to Hawk, LLC.

The Company leases a condominium under an operating lease on a month-to-month basis from the Company's stockholder. The lease requires monthly payments of $3,000. During the year ended December 31, 2011, the Company paid $36,000 in lease payments to its stockholder.

NOTE 8 CONTINGENCY

The Company is currently undergoing an examination by the Financial Industry Regulatory Authority ("FINRA"). In January 2011, the Company received notice that the FINRA staff made a preliminary determination to recommend disciplinary action for violations of a certain rule of the Securities and Exchange Act of 1934 and certain rules of the Municipal Securities Rulemaking Board. Management intends to contest the disciplinary actions; however, the ultimate outcome and liability, if any, is not yet determinable.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
YEAR ENDED DECEMBER 31, 2011

NET CAPITAL	
Total Stockholder's Equity	$ 2,815,541
Less: Stockholder's Equity Not Allowable for Net Capital	-
Total Stockholder's Equity Qualified for Net Capital	2,815,541
Add: Allowable Liabilities Subordinated to Claims of General Creditors in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	2,815,541
Less: Total Non-Allowable Assets	(170,626)
Net Capital Before Haircuts on Securities Positions	2,644,915
Haircuts on Securities Positions (Computed, Where Applicable, Pursuant to Rule 15c3-1)	-
Net Capital	$ 2,644,915
AGGREGATED INDEBTEDNESS	$ 579,183
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 100,000
Excess Net Capital at 1,500%	$ 2,544,915
Excess Net Capital at 1,000%	$ 2,524,915
Ratio: Aggregate Indebtedness to Net Capital	21.90%
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 2,644,915
Net Audit Adjustments	-
Net Capital per Above	$ 2,644,915

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2011

The Company is exempt from the reserve requirements under Rule 15c3-3 as of December 31, 2011, since the Company is in compliance with the exemptive provisions of rule 15c3-3(k)(2)(i), including depositing any customer funds directly into a special bank account for the exclusive benefit of customers.

GARDNYR MICHAEL CAPITAL, INC.
SCHEDULE III – POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
YEAR ENDED DECEMBER 31, 2011

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2011. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

In planning and performing our audit of the financial statements of Gardnyr Michael Capital, Inc. ("the Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

The Board of Directors
Gardnyr Michael Capital, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be distributed to other parties or used for any other purposes.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Orlando, Florida
February 23, 2012

CliftonLarsonAllen

CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Gardnyr Michael Capital, Inc.
Mobile, Alabama

In accordance with Rule 17a-5(e)(4), under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Gardnyr Michael Capital, Inc. ("the Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. **Procedure** – Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records.

   Finding – We compared the listed assessment payments in Form SIPC-7 with the Company's cash disbursement records, including copies of cancelled checks, noting no differences.

2. **Procedure** – Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

   Finding – We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December, 31 2011, noting that the amount reported on the audited Form X-17A-5 was $17,829 higher than the amount reported on Form SIPC-7. This variance results in an underpayment of the General Assessment in the amount of $44.57 for the year ended December 31, 2011.

3. **Procedure** – Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   Finding – There were no adjustments reported in Form SIPC-7.

4. **Procedure** – Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   Finding – We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

5. **Procedure** – Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, if applicable.

   Finding – There were no overpayments applied to the current assessment with the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Orlando, Florida
February 23, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044963 FINRA DEC
GARDNYR MICHAEL CAPITAL INC 17*17
11 N WATER ST STE 15265
MOBILE AL 36602-5015

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 22,869.85

B. Less payment made with SIPC-6 filed (exclude interest) (11,158.04)

07-29-11
Date Paid

C. Less prior overpayment applied (____)

D. Assessment balance due or (overpayment) 11,711.81

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,711.81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,711.81

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gardnyr Michael Capital, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 30 day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2011
and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,151,086
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3145.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	3145.00
Total deductions	3145.00
2d. SIPC Net Operating Revenues	$ 9,147,941
2e. General Assessment @ .0025	$ 22,869.85 (to page 1, line 2.A.)

GARDNYR MICHAEL CAPITAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011